# Nasdaq Regulation

**Nasdaq**

**Eun Ah Choi**
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

September 21, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 16, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from iShares Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

iShares MSCI Water Management Multisector ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,